Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX AND QUIKRETE AGREE ON TERMS AND CONDITIONS

FOR SALE OF U.S. REINFORCED CONCRETE PIPE MANUFACTURING BUSINESS

MONTERREY, MEXICO, NOVEMBER 28, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that one of its subsidiaries in the U.S. has signed a definitive agreement to divest its U.S. Reinforced Concrete Pipe Manufacturing Business to Quikrete Holdings, Inc. for approximately U.S.$500 million plus an additional U.S.$40 million purchase price contingent on future performance.

The closing of this transaction is subject to the satisfaction of certain conditions, including approval from regulators. We currently expect to finalize this sale during the first quarter of 2017.

The proceeds obtained from this transaction will be used mainly for debt reduction and for general corporate purposes.

Bank of America Merrill Lynch and Citigroup Global Markets Limited are acting as financial advisors to CEMEX in this transaction.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, not satisfying the conditions to sell the above described assets, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.